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Exhibit 4.40

News Release

NORANDA ANNOUNCES $300 MILLION PREFERRED SHARE BRIDGE FINANCING

        Toronto, Ontario, January 28, 2003 — Noranda Inc. today announced that it has entered into an agreement with Brascan Corporation pursuant to which Noranda may, subject to regulatory approval, issue to Brascan, at any time prior to February 28, 2003, up to 12,000,000 Preferred Shares of Noranda at a price of $25 per share for total gross proceeds of up to $300 million.

        Holders of the Preferred Shares will be entitled to receive quarterly cumulative preferential dividends at a per annum rate of 8%. Such dividends will be payable in cash or, at the option of Noranda and subject to regulatory approval, in common shares of Noranda. The Preferred Shares will be redeemable in cash at the option of Noranda.

        Noranda will be required to apply the net proceeds of any future public equity offering towards the redemption of this series of outstanding Preferred Shares and will have the option to redeem the Preferred Shares after February 28, 2008 in cash, or in common shares based on the then market price of Noranda's common shares.

        Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contacts:
Denis Couture Vice-President, Communications and Public Affairs Noranda Inc. (416) 982-7020 denis.couture@toronto.norfalc.com www.noranda.com	Lars-Eric Johansson Executive Vice-President and Chief Financial Officer Noranda Inc. (416) 982-7377 johanssl@noranda.com

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NORANDA ANNOUNCES $300 MILLION PREFERRED SHARE BRIDGE FINANCING